Exhibit 12.1
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(in thousands of dollars)	2007	2006	2005	2004	2003

Earnings:
Income before taxes	$22,643	$514,061	$543,574	$552,666	$523,987

Add: Fixed charges, excluding interest on deposits	431,320	345,253	243,239	191,648	179,902

Earnings available for fixed charges, excluding interest on deposits	453,963	859,314	786,813	744,314	703,889
Add: Interest on deposits	1,026,388	717,167	446,919	257,099	288,271

Earnings available for fixed charges, including interest on deposits	$1,480,351	$1,576,481	$1,233,732	$1,001,413	$992,160

Fixed Charges:
Interest expense, excluding interest on deposits	$415,063	$334,175	$232,435	$178,842	$168,499
Interest factor in net rental expense	16,257	11,078	10,804	12,806	11,404

Total fixed charges, excluding interest on deposits	431,320	345,253	243,239	191,648	179,903
Add: Interest on deposits	1,026,388	717,167	446,919	257,099	288,271

Total fixed charges, including interest on deposits	$1,457,708	$1,062,420	$690,158	$448,747	$468,174

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	1.05 x	2.49 x	3.23 x	3.88 x	3.91 x
Including interest on deposits	1.02 x	1.48 x	1.79 x	2.23 x	2.12 x

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